UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41933

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Haoxi Health Technology Limited

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Room 801, Tower C, Floor 8, Building 103
Huizhongli, Chaoyang District
Beijing, China
+86-10-13311587976

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 is a notice of the extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders (the “Notice”) and a proxy card (the “Proxy Card”), respectively, of Haoxi Health Technology Limited (the “Company”) relating to the Company’s Extraordinary General Meeting.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting of Shareholders. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at http://www.haoximedia.com/, or by writing to us at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China.

Participants in the Solicitation

The Company and its board of directors (the “Board”) and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited
Date: May 21, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer and Chairman

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